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                          August 15, 2022

       Jill Bier
       Head of Legal
       Vertical Aerospace Ltd.
       Unit 1 Camwal Court, Chapel Street,
       Bristol BS2 0UW
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 8,
2022
                                                            File No. 333-266643

       Dear Ms. Bier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              J. David Stewart